                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


         ---------------------------------------------------------------



                                    FORM 11-K


                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1998

                                       OR

                   TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


         ---------------------------------------------------------------



                             Full title of the Plan:

           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN





Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                                GATX Corporation

              500 West Monroe Street, Chicago, Illinois 60661-3676
                                 (312) 621-6200

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                            GATX CORPORATION SALARIED
                                        EMPLOYEES RETIREMENT SAVINGS PLAN
                                                  (Name of Plan)

                                        By:     /s/ James Conniff
                                           --------------------------------
                                                  James Conniff
                                               Plan Administrator

Dated:  June 29, 1999

           GATX Corporation Salaried Employees Retirement Savings Plan

            Index to Financial Statements and Supplemental Schedules
                         For Annual Report on Form 11-K


                     Years ended December 31, 1998 and 1997




                                    CONTENTS

Report of Independent Auditors......................................................4

Consent of Independent Auditors.....................................................5

Financial Statements

Statements of Assets Available for Benefits, With Fund Information..................6
Statements of Changes in Assets Available for Benefits, With Fund Information.......7
Notes to Financial Statements......................................................10

Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes.........................17
Line 27d - Schedule of Reportable Transactions.....................................18

                         Report of Independent Auditors

Employee Benefits Committee
GATX Corporation

We have audited the accompanying statements of assets available for benefits of the GATX Corporation Salaried Employees Retirement Savings Plan as of December 31, 1998 and 1997, and the related statement of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                     Ernst & Young LLP
June 8, 1999
Chicago, Illinois

                         CONSENT OF INDEPENDENT AUDITORS




We consent to the incorporation by reference in the following: (i) Registration Statement No. 2-92404 on Form S-8, filed July 26, 1984 and (ii) Registration Statement No. 33-41007 on Form S-8 filed June 7, 1991, pertaining to the GATX Corporation Salaried Employees Retirement Savings Plan, of our report dated June 8, 1999, with respect to the financial statements of GATX Corporation Salaried Employees Retirement Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 1998.



                                                      ERNST & YOUNG LLP


Chicago, Illinois
June 28, 1999

                                                                  EIN 36-1124040
                                                                       Plan #002

           GATX Corporation Salaried Employees Retirement Savings Plan

        Statement of Assets Available for Benefits, With Fund Information

                                December 31, 1998


                                                                              FUND INFORMATION
                                                  -------------------------------------------------------------------------------
                                                                   GATX
                                                                CORPORATION                                           PHILLIPS
                                                                   COMMON                                             PETROLEUM
                                                     MANAGED       STOCK       SPARTAN     FIDELITY      PUTNAM        COMPANY
                                                     INCOME         FUND     U.S. EQUITY   PURITAN      VOYAGER      SECURITIES
                                                      FUND        (NOTE 4)   INDEX FUND      FUND         FUND          FUND
                                                  ------------  -----------  -----------  ----------  ------------  -------------

ASSETS
Investments at current value (Note 3):
   Bankers Trust Pyramid GIC Fund                 $  8,986,805  $        --  $        --  $       --  $         --  $          --
   GATX Corporation Common Stock Fund                       --   63,754,753           --          --            --             --
   Spartan U.S. Equity Index Fund                           --           --   30,854,092          --            --             --
   Fidelity Puritan Fund                                    --           --           --   9,492,958            --             --
   Fidelity Managed Income Portfolio II             15,089,178           --           --          --            --             --
   Putnam Voyager Fund                                      --           --           --          --    17,364,579             --
   Phillips Petroleum Company Securities Fund               --           --           --          --            --         45,539
   Dreyfus New Leaders Fund                                 --           --           --          --            --             --
   Fidelity Equity Income Fund                              --           --           --          --            --             --
   Templeton Foreign Fund A                                 --           --           --          --            --             --
   FMTC Institutional Money Market Fund                765,821           --           --          --            --             --
   Participant loans                                        --           --           --          --            --             --
                                                  ------------  -----------  -----------  ----------  ------------  -------------
Assets available for benefits                     $ 24,841,804  $63,754,753  $30,854,092  $9,492,958  $ 17,364,579  $      45,539
                                                  ============  ===========  ===========  ==========  ============  =============


                                                                        FUND INFORMATION
                                                  --------------------------------------------------------------
                                                    DREYFUS          FIDELITY
                                                      NEW             EQUITY         TEMPLETON
                                                    LEADERS           INCOME          FOREIGN        PARTICIPANT
                                                      FUND             FUND            FUND A            LOANS           TOTAL
                                                  ------------     ------------     ------------     ------------     ------------
ASSETS
Investments at current value (Note 3):
   Bankers Trust Pyramid GIC Fund                 $         --     $         --     $         --     $         --     $  8,986,805
   GATX Corporation Common Stock Fund                       --               --               --               --       63,754,753
   Spartan U.S. Equity Index Fund                           --               --               --               --       30,854,092
   Fidelity Puritan Fund                                    --               --               --               --        9,492,958
   Fidelity Managed Income Portfolio II                     --               --               --               --       15,089,178
   Putnam Voyager Fund                                      --               --               --               --       17,364,579
   Phillips Petroleum Company Securities Fund               --               --               --               --           45,539
   Dreyfus New Leaders Fund                          1,225,786               --               --               --        1,225,786
   Fidelity Equity Income Fund                              --        4,312,324               --               --        4,312,324
   Templeton Foreign Fund A                                 --               --        1,606,346               --        1,606,346
   FMTC Institutional Money Market Fund                     --               --               --               --          765,821
   Participant loans                                        --               --               --        4,680,574        4,680,574
                                                  ------------     ------------     ------------     ------------     ------------
Assets available for benefits                     $  1,225,786     $  4,312,324     $  1,606,346     $  4,680,574     $158,178,755
                                                  ============     ============     ============     ============     ============

See notes to financial statements.

                                                                  EIN 36-1124040
                                                                       Plan #002

          GATX Corporation Salaried Employees Retirement Savings Plan

       Statement of Assets Available for Benefits, With Fund Information

                               December 31, 1997

                                                                             FUND INFORMATION
                                                  -----------------------------------------------------------------------------
                                                                  GATX                                               PHILLIPS
                                                               CORPORATION                                           PETROLEUM
                                                    MANAGED    COMMON STOCK   SPARTAN       FIDELITY     PUTNAM       COMPANY
                                                    INCOME         FUND      U.S. EQUITY    PURITAN     VOYAGER     SECURITIES
                                                     FUND        (NOTE 4)    INDEX FUND       FUND        FUND         FUND
                                                  -----------   -----------  -----------  -----------  -----------  -----------
ASSETS
Investments at current value (Note 3):
   Bankers Trust Pyramid GIC Fund                 $12,642,493  $         --  $        --  $        --  $        --  $        --
   GATX Corporation Common Stock Fund                      --    56,249,309           --           --           --           --
   Spartan U.S. Equity Index Fund                          --            --   23,563,086           --           --           --
   Fidelity Puritan Fund                                   --            --           --    8,444,699           --           --
   Fidelity Managed Income Portfolio II            11,540,501            --           --           --           --           --
   Putnam Voyager Fund                                     --            --           --           --   14,074,452           --
   Phillips Petroleum Company Securities Fund              --            --           --           --           --       51,950
   Dreyfus New Leaders Fund                                --            --           --           --           --           --
   Fidelity Equity Income Fund                             --            --           --           --           --           --
   Templeton Foreign Fund A                                --            --           --           --           --           --
   FMTC Institutional Money Market Fund               992,335            --           --           --           --           --
   Participant loans                                       --            --           --           --           --           --
                                                  -----------   -----------  -----------  -----------  -----------  -----------
Assets available for benefits                     $25,175,329   $56,249,309  $23,563,086  $ 8,444,699  $14,074,452  $    51,950
                                                  ===========   ===========  ===========  ===========  ===========  ===========

                                                                         FUND INFORMATION
                                                  --------------------------------------------------------------
                                                      DREYFUS        FIDELITY
                                                        NEW           EQUITY         TEMPLETON
                                                      LEADERS         INCOME          FOREIGN        PARTICIPANT
                                                        FUND           FUND            FUND A            LOANS            TOTAL
                                                  ------------     ------------     ------------     ------------     ------------
ASSETS
Investments at current value (Note 3):
   Bankers Trust Pyramid GIC Fund                 $         --     $         --     $         --     $         --     $ 12,642,493
   GATX Corporation Common Stock Fund                       --               --               --               --       56,249,309
   Spartan U.S. Equity Index Fund                           --               --               --               --       23,563,086
   Fidelity Puritan Fund                                    --               --               --               --        8,444,699
   Fidelity Managed Income Portfolio II                     --               --               --               --       11,540,501
   Putnam Voyager Fund                                      --               --               --               --       14,074,452
   Phillips Petroleum Company Securities Fund               --               --               --               --           51,950
   Dreyfus New Leaders Fund                            987,859               --               --               --          987,859
   Fidelity Equity Income Fund                              --        3,238,274               --               --        3,238,274
   Templeton Foreign Fund A                                 --               --        1,710,579               --        1,710,579
   FMTC Institutional Money Market Fund                     --               --               --               --          992,335
   Participant loans                                        --               --               --        4,189,433        4,189,433
                                                  ------------     ------------     ------------     ------------     ------------
Assets available for benefits                     $    987,859     $  3,238,274     $  1,710,579     $  4,189,433     $137,684,970
                                                  ============     ============     ============     ============     ============

See notes to financial statements.

                                                                  EIN 36-1124040
                                                                       Plan #002

          GATX Corporation Salaried Employees Retirement Savings Plan

  Statement of Changes in Assets Available for Benefits, With Fund Information

                               December 31, 1998

                                                                                 FUND INFORMATION
                                                         --------------------------------------------------------------------
                                                                          GATX
                                                                       CORPORATION
                                                                          COMMON
                                                           MANAGED        STOCK        SPARTAN       FIDELITY       PUTNAM
                                                           INCOME          FUND      U.S. EQUITY     PURITAN       VOYAGER
                                                            FUND         (NOTE 4)     INDEX FUND       FUND          FUND
                                                         ------------  ------------  ------------  ------------  ------------
ADDITIONS
Contributions by GATX Corporation and subsidiaries       $         --  $  2,294,334  $         --  $         --  $         --
Salary deferrals by participants                            1,368,166     1,185,574     1,516,691       651,745     1,380,872
Rollover contributions by participants                         19,182       244,421        73,941        98,371       221,491
Interest income                                             1,438,758           727            --            --            --
Dividend income                                                    --     1,595,197       597,849       954,941     1,161,408
Transfer from (to) GATX Corporation Hourly Employees
   Retirement Savings Plan                                     19,176       (14,008)        1,271         1,839            --
                                                         ------------  ------------  ------------  ------------  ------------
                                                            2,845,282     5,306,245     2,189,752     1,706,896     2,763,771
DEDUCTIONS
Withdrawals by participants                                (1,440,218)   (2,796,388)   (1,519,050)     (446,572)     (777,218)
                                                         ------------  ------------  ------------  ------------  ------------
                                                           (1,440,218)   (2,796,388)   (1,519,050)     (446,572)     (777,218)

Net appreciation (depreciation) in fair value of
   investments                                                     --     2,798,116     6,121,788       407,858     2,124,662
Interfund transfers                                        (1,738,589)    2,197,471       498,516      (619,923)     (821,088)
                                                         ------------  ------------  ------------  ------------  ------------
Net increase (decrease)                                      (333,525)    7,505,444     7,291,006     1,048,259     3,290,127
Assets available for benefits:
   Beginning of the year                                   25,175,329    56,249,309    23,563,086     8,444,699    14,074,452
                                                         ------------  ------------  ------------  ------------  ------------
   End of the year                                       $ 24,841,804  $ 63,754,753  $ 30,854,092  $  9,492,958  $ 17,364,579
                                                         ============  ============  ============  ============  ============

                                                                      FUND INFORMATION
                                             ---------------------------------------------------------------------
                                               PHILLIPS
                                               PETROLEUM    DREYFUS      FIDELITY
                                                COMPANY       NEW         EQUITY       TEMPLETON
                                              SECURITIES    LEADERS       INCOME        FOREIGN      PARTICIPANT         TOTAL
                                                  FUND       FUND         FUND          FUND A         LOANS
                                             -----------  -----------  -----------   -------------   -------------   -------------
ADDITIONS
Contributions by GATX Corporation and
   subsidiaries                              $        --  $        --  $        --   $          --   $          --   $   2,294,334
Salary deferrals by participants                      --      224,015      435,669         232,314              --       6,995,046
Rollover contributions by participants                --       35,185      104,246          20,618              --         817,455
Interest income                                       --           --           --              --         399,725       1,839,210
Dividend income                                       --       29,940      229,129         169,863              --       4,738,327
Transfer from (to) GATX Corporation Hourly
   Employees Retirement Savings Plan                  --           --           --              --              --           8,278
                                             -----------  -----------  -----------   -------------   -------------   -------------
                                                      --      289,140      769,044         422,795         399,725      16,692,650

DEDUCTIONS
Withdrawals by participants                           --      (83,665)    (256,976)        (84,099)        (74,089)     (7,478,275)
                                             -----------  -----------  -----------   -------------   -------------   -------------
                                                      --      (83,665)    (256,976)        (84,099)        (74,089)     (7,478,275)

Net appreciation (depreciation) in fair
   value of investments                           (6,411      (90,498)     201,281        (277,386)             --      11,279,410
Interfund transfers                                   --      122,950      360,701        (165,543)        165,505              --
                                             -----------  -----------  -----------   -------------   -------------   -------------
Net increase (decrease)                           (6,411      237,927    1,074,050        (104,233)        491,141      20,493,785
Assets available for benefits:
   Beginning of the year                          51,950      987,859    3,238,274       1,710,579       4,189,433     137,684,970
                                             -----------  -----------  -----------   -------------   -------------   -------------
   End of the year                           $    45,539  $ 1,225,786  $ 4,312,324   $   1,606,346   $   4,680,574   $ 158,178,755
                                             ===========  ===========  ===========   =============   =============   =============

See notes to financial statements.

                                                                  EIN 36-1124040
                                                                       Plan #002

          GATX Corporation Salaried Employees Retirement Savings Plan

  Statement of Changes in Assets Available for Benefits, With Fund Information

                               December 31, 1997

                                                                           FUND INFORMATION
                                          ------------------------------------------------------------------------------------
                                                             GATX
                                                         CORPORATION                                                 PHILLIPS
                                                            COMMON                                                   PETROLEUM
                                             MANAGED        STOCK         SPARTAN       FIDELITY       PUTNAM         COMPANY
                                             INCOME          FUND       U.S. EQUITY     PURITAN        VOYAGER      SECURITIES
                                              FUND         (NOTE 4)     INDEX FUND        FUND           FUND          FUND
                                          ------------   ------------   ------------   -----------   ------------  -----------
ADDITIONS
Contributions by GATX Corporation and
   subsidiaries                           $         --   $  2,132,799   $         --   $        --   $         --  $        --
                                          ------------   ------------   ------------   -----------   ------------  -----------
Salary deferrals by participants             1,591,346        838,652      1,307,358       675,891      1,359,919           --
Rollover contributions by participants         268,887         93,231        174,570       104,981        159,668           --
Interest income                              1,525,209            716             --            --             --           --
Dividend income                                     --      1,383,755        520,998       647,478        833,578           --

                                             3,385,422      4,449,153      2,002,926     1,428,350      2,353,165           --

DEDUCTIONS
Withdrawals by participants                 (2,825,629)    (3,543,334)    (1,475,620)     (651,934)    (1,046,267)          --
                                          ------------   ------------   ------------   -----------   ------------  -----------
                                            (2,825,629)    (3,543,334)    (1,475,620)     (651,934)    (1,046,267)          --

Net appreciation (depreciation) in fair
   value of investments                             --     18,197,643      5,220,988       831,717      2,076,416        4,674
Interfund transfers                         (3,118,168)         7,924      1,097,823       362,382     (1,365,083)          --
                                          ------------   ------------   ------------   -----------   ------------  -----------
Net increase (decrease)                     (2,558,355)    19,111,386      6,846,117     1,970,515      2,018,231        4,674
Assets available for benefits:
   Beginning of the year                    27,733,684     37,137,923     16,716,969     6,474,184     12,056,221       47,276
                                          ------------   ------------   ------------   -----------   ------------  -----------
   End of the year                        $ 25,175,329   $ 56,249,309   $ 23,563,086   $ 8,444,699   $ 14,074,452  $    51,950
                                          ============   ============   ============   ===========   ============  ===========



                                                                       FUND INFORMATION
                                            ---------------------------------------------------------------------
                                              DREYFUS      FIDELITY
                                              COMPANY        NEW         EQUITY      TEMPLETON
                                             SECURITIES     LEADERS     INCOME       FOREIGN       PARTICIPANT
                                                FUND         FUND        FUND         FUND A          LOANS           TOTAL
                                            -----------  -----------  -----------  -------------    -------------  -------------

ADDITIONS
Contributions by GATX Corporation and
   subsidiaries                             $        --  $        --  $        --  $          --    $          --  $   2,132,799
Salary deferrals by participants                     --      143,090      303,396        214,107               --      6,433,759
Rollover contributions by participants               --       32,211       65,771         36,096               --        935,415
Interest income                                      --           --           --             --          359,804      1,885,729
Dividend income                                      --       84,885      147,960        184,973               --      3,803,627
                                            -----------  -----------  -----------  -------------    -------------  -------------
                                                     --      260,186      517,127        435,176          359,804     15,191,329

DEDUCTIONS
Withdrawals by participants                          --      (24,258)    (179,512)       (48,779)        (195,907)    (9,991,240)
                                            -----------  -----------  -----------  -------------    -------------  -------------
                                                     --      (24,258)    (179,512)       (48,779)        (195,907)    (9,991,240)

Net appreciation (depreciation) in fair
   value of investments                           4,674       58,363      387,372       (143,332)              --     26,633,841
Interfund transfers                                  --      330,593    1,968,178        908,984         (192,633)            --
                                            -----------  -----------  -----------  -------------    -------------  -------------
Net increase (decrease)                           4,674      624,884    2,693,165      1,152,049          (28,736)    31,833,930
Assets available for benefits:
   Beginning of the year                         47,276      362,975      545,109        558,530        4,218,169    105,851,040
                                            -----------  -----------  -----------  -------------    -------------  -------------
   End of the year                          $    51,950  $   987,859  $ 3,238,274  $   1,710,579    $   4,189,433  $ 137,684,970
                                            ====================================================================================

See notes to financial statements.

                                                                  EIN 36-1124040
                                                                       Plan #002

           GATX Corporation Salaried Employees Retirement Savings Plan

                          Notes to Financial Statements

                     Years ended December 31, 1998 and 1997


1.  DESCRIPTION OF THE PLAN

The following description of the GATX Corporation (GATX or the Company) Salaried Employees Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined-contribution plan which was established July 1, 1965, for salaried employees of GATX and each of its domestic subsidiaries which adopts or has adopted the Plan upon authorization by GATX.

CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans.

After a participant completes six months of service, GATX and its electing subsidiaries contribute an amount up to but not more than 50%, as determined from time to time by GATX, of the amount contributed by each participant but not to exceed 3% of the participant's compensation, as defined by the Plan. Company contributions are invested in GATX common stock and short-term investments. All contributions are made in cash and are deposited semi-monthly.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocation of Plan earnings. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

           GATX Corporation Salaried Employees Retirement Savings Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately 100% vested in their contributions plus actual earnings thereon.

INVESTMENT OPTIONS

Participants may elect the following fund options:

         Managed Income Fund - A stable fund that preserves principal while earning interest income.

         GATX Corporation Common Stock Fund - A fund that consists of GATX Corporation common stock.

         Spartan U.S. Equity Index Fund - A growth and income mutual fund that invests primarily in S&P 500 companies.

         Puritan Fund - A balanced mutual fund that provides as much income as possible while preserving capital by investing in high yielding U.S. and foreign securities.

         Putnam Voyager Fund - A fund that seeks capital appreciation by investing primarily in common stocks.

         Phillips Petroleum Company Securities Fund - A fund that consists solely of Phillips Petroleum stock. Participants may not direct salary deferrals into this fund.

         Dreyfus New Leaders Fund - A fund that seeks capital appreciation by investing primarily in common stocks of smaller emerging companies.

         Fidelity Equity Income Fund - A fund that seeks reasonable income by investing in income-producing equity securities.

         Templeton Foreign Fund A - A growth mutual fund that invests primarily in international common stock.

           GATX Corporation Salaried Employees Retirement Savings Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

Participants may change their investment options four times per calendar year.

PAYMENT OF BENEFITS

In the event of retirement (as defined), death, permanent disability, or termination of employment, the vested balance in the participant's account will be distributed to the participant or the participant's beneficiary in a single lump-sum cash payment.

WITHDRAWALS

Withdrawals are available to participants for immediate and heavy financial need (as defined). The withdrawal amount is limited to the participant's contribution portion and cannot exceed the amount required to relieve the financial need.

ADMINISTRATIVE EXPENSES

It is the intent of the Company to pay the administrative expenses of the Plan, but if the Company fails to make the payments, or so directs, there may be a charge against the Plan for these expenses.

PARTICIPANT LOANS

A participant may borrow an amount up to the lesser of $50,000 or 50% of their account balance. Such loans, which are payable over a term specified by the Plan, bear interest at a rate of 1% above the prime rate and are secured by a participant's account balance in the Plan.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

           GATX Corporation Salaried Employees Retirement Savings Plan

2.  SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The Banker's Trust group annuity contract is stated at contract value, which is determined by the insurance company in accordance with the terms of the contract. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals. The fair value of the participation units owned by the Plan in the mutual funds is based on quoted redemption values on the last business day of the Plan year.
Participant loans are stated at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CONTRIBUTIONS

Participant contributions are made through payroll deductions and recorded in the period the deductions are made.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain items in the 1997 financial statements have been reclassified to conform to the 1998 presentation.

           GATX Corporation Salaried Employees Retirement Savings Plan

3.  INVESTMENTS

Except for investments held in a Master Trust (Note 4), the Plan's investments held during the year appreciated in fair value as follows:

                                                       YEAR ENDED DECEMBER 31
                                                       1998             1997
                                                    -----------      -----------
Netrealized and unrealized appreciation
 (depreciation) in fair value of investments:
     Spartan U.S. Equity Index Fund                 $ 6,121,788      $ 5,220,988
     Fidelity Puritan Fund                              407,858          831,717
     Putnam Voyager Fund                              2,124,662        2,076,416
     Phillips Petroleum Company Securities Fund          (6,411)           4,674
     Dreyfus New Leaders Fund                           (90,498)          58,363
     Fidelity Equity Income Fund                        201,281          387,372
     Templeton Foreign Fund A                          (277,386)        (143,332)
                                                    -----------      -----------
                                                    $ 8,481,294      $ 8,436,198
                                                    ===========      ===========

Except for investments held in a Master Trust (Note 4), the Plan held the following investments with 5% or more of Plan assets at year-end:

                                           YEAR ENDED DECEMBER 31
                                            1998            1997
                                         -----------     -----------
Bankers Trust Pyramid GIC Fund           $ 8,986,805     $12,642,493
Fidelity Managed Income Portfolio II      15,089,178      11,540,501
Spartan U.S. Equity Index Fund            30,854,092      23,563,086
Fidelity Puritan Fund                      9,492,958       8,444,699
Putnam Voyager Fund                       17,364,579      14,074,452

           GATX Corporation Salaried Employees Retirement Savings Plan

4.  MASTER TRUST

The GATX Corporation Stock Fund is in a Master Trust which includes the stock funds of three GATX benefit plans: the GATX Corporation Salaried Employees Retirement Savings Plan; the GATX Corporation Hourly Employees Retirement Savings Plan; and the GATX Logistics Inc. 401(k) Cash Accumulation Plan.

                                                                        DECEMBER 31
                                                                           1998
                                                                        -----------
ASSETS
GATX Corporation common stock                                           $65,423,003

RECEIVABLES
Other receivables                                                           227,974
                                                                        -----------
                                                                        $65,650,977
                                                                        ===========


                                                                        YEAR ENDED
                                                                        DECEMBER 31
                                                                            1998
                                                                        -----------
ADDITIONS
Contributions                                                           $ 4,283,297
Interfund transfers                                                       3,272,023
Loan repayments                                                             380,641
Interest and dividend income                                              1,670,167
                                                                        -----------
                                                                          9,606,128

DEDUCTIONS
Benefit payments                                                         (2,868,899)
Participant loans                                                          (571,065)
                                                                        -----------
                                                                         (3,439,964)

Net realized and unrealized appreciation in fair value of investments     2,788,325
Beginning of year                                                        56,696,488
                                                                        -----------
End of year                                                             $65,650,977
                                                                        ===========

The plan has a 97.1% interest in the Master Trust.

5.  TAX STATUS

The Internal Revenue Service ruled August 4, 1995, that the Plan qualified under section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6.  YEAR 2000 ISSUE (UNAUDITED)

The Company has developed a plan to modify its internal information technology to be ready for the year 2000, and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become Year 2000 compliant. The Company expects the project to be complete by late 1999. The Company does not expect this project to have a significant effect on Plan operations.

                             SUPPLEMENTAL SCHEDULES

                                                                 EIN 36-1124040
                                                                      Plan #002

          GATX Corporation Salaried Employees Retirement Savings Plan

           Line 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1998


                                                                          CURRENT
  IDENTITY OF ISSUER/DESCRIPTION OF ISSUE                COST              VALUE
                                                      -----------        -----------

 Fidelity Management Trust Company*:
    Bankers' Trust Pyramid GIC Fund                   $ 8,986,805        $ 8,986,805
    Fidelity Managed Income Portfolio II               15,089,178         15,089,178
    Spartan U.S. Equity Index Fund                     18,380,552         30,854,092
    Fidelity Puritan Fund                               8,459,313          9,492,958
    Putnam Voyager Fund                                13,021,402         17,364,579
    Phillips Petroleum Company Securities Fund             20,633             45,539
    Dreyfus New Leaders Fund                            1,274,045          1,225,786
    Fidelity Equity Income Fund                         3,859,371          4,312,324
    Templeton Foreign Fund A                            1,965,255          1,606,346
    FMTC Institutional Money Market Fund                  765,821            765,821
 Participant Loans - 9.5% interest rate                        --          4,680,574
                                                      -----------        -----------
                                                      $71,822,375        $94,424,002
                                                      ===========        ===========

* Party in interest to the Plan.

                                                                  EIN 36-112040
                                                                      Plan #002

          GATX Corporation Salaried Employees Retirement Savings Plan

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998




                                                                                                                        TOTAL
                                                                                PURCHASE            SELLING             COST
      IDENTITY OF PARTY INVOLVED/DESCRIPTION OF ASSETS                            PRICE              PRICE            OF ASSET
                                                                                --------            -------           --------

 Category (iii) - Series of transactions in excess of 5% of Plan assets

 Fidelity Management Trust Company*:

    Fidelity Managed Income Portfolio II                                       $ 7,175,200        $        --        $ 7,175,200
                                                                                        --          4,344,114          4,344,114
    FMTC Institutional Money Market Fund                                        15,496,026                 --         15,496,026
                                                                                        --         15,767,121         15,767,121
    Putnam Voyager Fund                                                          4,600,743                 --          4,600,743
                                                                                        --          3,434,804          2,782,343
    Spartan U.S. Equity Index Fund                                               5,694,238                 --          5,694,238
                                                                                        --          4,525,682          3,260,493

                                                                                   CURRENT
                                                                                   VALUE OF
                                                                                   ASSET ON
                                                                                  TRANSACTION             NET
      IDENTITY OF PARTY INVOLVED/DESCRIPTION OF ASSETS                                DATE                GAIN
                                                                                 ------------             ----

 Category (iii) - Series of transactions in excess of 5% of Plan assets

 Fidelity Management Trust Company*:

    Fidelity Managed Income Portfolio II                                         $                      $7,175,200
                                                                                      4,344,114                 --
    FMTC Institutional Money Market Fund                                             15,496,026                 --
                                                                                     15,767,121                 --
    Putnam Voyager Fund                                                               4,600,743                 --
                                                                                      3,434,804            652,461
    Spartan U.S. Equity Index Fund                                                    5,694,238                 --
                                                                                      4,525,682          1,265,189

There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 1998.



18